UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                        (Amendment No.  16  )


                      MacDermid, Incorporated
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                           554273 10 2
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  554273 10 2     13G     Page 2   of 4 Pages

1  Name of Reporting Person
   S.S or I.R.S. Identification No. of Above Person
          Harold Leever
          S.S. No. 374 01 4409

2  CHECK The Appropriate Box if a Member of a Group*
     (a)  [ ]         (b)  [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH--
  5  Sole Voting Power
          186,989

  6  Shared Voting Power
          None

  7  Sole Dispositive Power
          186,989

  8  Shared Dispositive Power
          None

9  Aggregate Amount Beneficially Owned by Each Reporting Person
          206,889

10  Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares*
          X     <F1>

11  Percent of Class Represented by Amount in Row 9
          7.6%

12  Type of Reporting Person
          IN

               SCHEDULE 13G               Page 3 of 4 Pages


Item 1(a) Name of Issuer:
            MacDermid, Incorporated

Item 1(b) Address of Issuer's Principal Executive Offices:
            245 Freight Street
            Waterbury, Connecticut 06702

Item 2(a) Name of Person Filing:
            Harold Leever

Item 2(b) Address of Principal Business Office or, if none,
          Residence:
            245 Freight Street
            Waterbury, Connecticut 06702

Item 2(c) Citizenship:
            United States of America

Item 2(d) Title of Class of Securities:
            Common Stock, without par value

Item 2(e) CUSIP Number
            554273 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
             Not applicable to respondent

Item 4 Ownership:
        (a)  Amount beneficially Owned:  (1)
                 206,889 shares
        (b)  Percent of Class:
                 7.6%
        (c)  Number of shares as to which person has:
               (i)  sole power to vote or to direct the vote:
                       See Item 5 of Cover Page.
              (ii)  shared power to vote or to direct the
                    vote
                       See Item 6 of Cover Page.
             (iii)  sole power to dispose or to direct the
                    disposition of:
                       See Item 7 of cover Page.
              (iv) shared power to dispose or to direct the disposition of:
                       See Item 8 of Cover Page.

Item 5. Ownership of Five Percent or Less of a Class:
          This item is not applicable to respondent.

                                           Page 4 of 4 Pages


Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:
          This item is not applicable to respondent.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          This item is not applicable to respondent.

Item 8. Identification and Classification of Members of the
        Group:
          This item is not applicable to respondent.

Item 9. Notice of Dissolution of Group:
          This item is not applicable to respondent.

Item 10. Certification:
           This item is not applicable to respondent.

[FN]
<F1>  Includes shares owned by his wife and shares held for
his benefit in the MacDermid, Incorporated Employee Profit Sharing Plan. Does not include shares owned by his children and grandchildren, as to all of which Mr. Leever disclaims any beneficial interest. Mr. Leever has sole voting power with respect to 34,714 shares and the Bank of Boston Connecticut, as Trustee of a revocable trust, may have or succeed to the rights to vote 152,275 shares.


                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 6, 1995
                                                  (Date)



                                             Harold Leever
                                             Harold Leever